Exhibit 5.1

INTERNAL REVENUE SERVICE P. O. BOX 2508 CINCINNATI, OH 45201	DEPARTMENT OF THE TREASURY

Employer Identification Number:
Date: JAN 09 2004	59-1028301
DLN:
APPLICA INCORPORATED	17007254072043
C/O STEVEN B LAPIDUS	Person to Contact:
GREENBERG TRAURIG PA	CAROLYN WELLS ID# 52024
1221 BRICKELL AVENUE 21ST FLOOR	Contact Telephone Number:
MIAMI, FL 33131	(877) 829-5500
Plan Name:
APPLICA INCORPORATED 401K PROFIT
SHARING PLAN
Plan Number: 002
Dear Applicant:
     We have made a favorable determination on the plan identified above based on the information you have supplied. Please keep this letter, the application forms submitted to request this letter and all correspondence with the Internal Revenue Service regarding your application for a determination letter in your permanent records. You must retain this information to preserve your reliance on this letter.
     Continued qualification of the plan under its present form will depend on its effect in operation. See section 1. 401-1(b)(3) of the Income Tax Regulations. We will review the status of the plan in operation periodically.
     The enclosed Publication 794 explains the significance and the scope of this favorable determination letter based on the determination requests selected on your application forms. Publication 794 describes the information that must be retained to have reliance on this favorable determination letter. The publication also provide examples of the effect of a plan’s operation on its qualified status and discusses the reporting requirements for qualified plans. Please read Publication 794.
     This letter relates only to the status of your plan under the Internal Revenue Code. It is not a determination regarding the effect of other federal or local statutes.
     This determination letter is applicable for the amendment(s) executed on 01/01/03 & 06/28/02.
     This determination letter is also applicable for the amendment(s) dated on 04/01/01 & 07/31/00.
     This letter considers the changes in qualification requirements made by the Uruguay Round Agreements Act, Pub. L. 103-465, the Small Business Job Protection Act of 1996, Pub. L. 104-188, the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353, the Taxpayer Relief Act of 1997, Pub. L. 105-34, the Internal Revenue Service Restructuring and Reform Act of 1998, Pub. L. 105-206, and the Community Renewal Tax Relief Act of 2000,
Letter 835 (DO/CG)

APPLICA INCORPORATED
Pub. L. 106-554.
     This letter may not be relied on with respect to whether the plan satisfies the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-16.
     The requirement for employee benefits plans to file summary plan descriptions (SPD) with the U.S. Department of Labor was eliminated effective August 5, 1997. For more details, call 1-800-998-7542 for a free copy of the spd card.
     The information on the enclosed addendum is an integral part of this determination. Please be sure to read and keep it with this letter.
     We have sent a copy of this letter to your representative as indicated in the power of attorney.
     If you have questions concerning this matter, please contact the person whose name and telephone number are shown above.

Sincerely yours,

Paul T. Shultz
Director,
Employee Plans Rulings & Agreements
Enclosures:
Publication 794
Addendum
Letter 835 (DO/CG)

APPLICA INCORPORATED
     This determination letter is also applicable for the amendment(s) dated on 12/31/99 & 01/01/00.
     This determination letter acknowledges receipt of the provisions intended to satisfy the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-16.
Letter 835 (DO/CG)

Department
of the
Treasury
Internal
Revenue
Service
Publication 794
(Rev. July 2001)
Catalog Number 20630M
Favorable
Determination
Letter
Introduction
This publication explains the significance of your favorable determination letter, points out some features that may affect the qualified status of your employee retirement plan and nullify your determination letter without specific notice from us, and provides general information on the reporting requirements for your plan.
Significance of a Favorable Determination Letter
An employee retirement plan qualified under Internal Revenue Code (IRC) section 401(a) (qualified plan) is entitled to favor-able tax treatment For example, contributions made in accordance with the plan document are generally currently deductible. However, participants will not include these contributions into income until the time they receive a distribution from the plan, at which time special income averaging rates for lump sum distributions may serve to reduce the tax liability. In some cases, taxation may be further deferred by rollover to another qualified plan or individual retirement arrangement. (See Publication 575, Pension and Annuity Income, for further details.) Finally, plan earnings may accumulate free of tax. Employee retirement plans that fail to satisfy the requirements under IRC section 401 (a) are not entitled to favorable tax treatment. Therefore, many employers desire advance assurance that the terms of their plans satisfy the qualification requirements.
The Internal Revenue Service provides such advance assurance by means of the determination letter program. A favorable determination letter indicates that, in the opinion of the Service, the terms of the plan conform to the requirements of IRC section 401 (a). A favorable determination letter expresses the Service’s opinion regarding the form of the plan document. However, to be a qualified plan under IRC section 401 (a) entitled to favorable tax treatment, a plan must satisfy, in both form and operation, the requirements of IRC section 401 (a), including nondiscrimination and coverage requirements. A favorable determination letter may also provide assurance, on the basis of information and demonstrations provided in your application, that the plan satisfies certain of these nondiscrimination and coverage requirements in form or operation. See the following topic, Limitations and Scope of a Favorable Determination Letter, for more details.

Limitations and Scope of a Favorable Determination Letter
A favorable determination letter is limited in scope. A determination letter generally applies to qualification requirements regarding the form of the plan. A determination letter may also apply to certain operational (non-form) requirements
Generally, a favorable determination letter does not consider, and may not be relied on with regard to:
• certain requirements under IRC section 401(a)(4), including the requirement that the plan be nondiscriminatory in the amounts of contributions or benefits for highly compensated and nonhighly compensated employees;
• the coverage requirements under IRC sections 410(b) and 401(a)(26); and
• the definition of compensation under IRC section 414(s).
However, if you requested one or more of the optional nondiscrimination and coverage determinations offered on the determination letter application forms (Form 5300, Form 5307, Schedule Q), your favorable determination letter considers, and may be relied on, with regard to the specific determination(s) you requested, provided you satisfy the following requirement: you must retain copies of the application forms, any required demonstrations, and all correspondence with the Internal Revenue Service related to the application for a favorable determination letter. A favorable determination letter cannot be relied on with regard to any optional determination request unless all of the required information is retained.
In addition, the following apply generally to all determination letters:
•	If you maintain two or more retirement plans, some of which were either not submitted to the Service for determination or not disclosed on each application, certain limitations and requirements will not have been considered on an aggregate basis. Therefore, you may not rely on the determination letter regarding the plans when considered as a total package.

•	A determination letter for a defined benefit plan may be relied on regarding the requirements of IRC section 401(a)(26) if the application requested a determination regarding section 410(b)).
•	A determination letter does not consider the special requirements relating to: (a) affiliated service groups, (b) leased employees, or (c) plan assets or liabilities involved in a merger, consolidation, spin-off or transfer of assets with another plan unless the letter includes a statement that the requirements of IRC section 414(m) (affiliated service groups), or 414(n) (leased employees) or 414(l) (mergers, consolidations, spin-offs, or transfers) have been considered.
•	No determination letter may be relied on with respect to the effective availability of benefits, rights, or features under the plan. (See section 1.401(a)(4)-4(c) of the Income Tax Regulations.) Reliance on whether benefits, rights, or features are currently available to a non- discriminatory group of employees is provided to the extent requested in the application.
•	A determination letter does not consider whether actuarial assumptions are reasonable for funding or deduction purposes or whether a specific contribution is deductible.
•	A determination letter does not consider, and may not be relied on with respect to, certain other matters described in section 5.07 of Rev. Proc. 2001-6, 2001-1 I.R.B. 194 (i.e., whether a plan amendment is part of a pattern of amendments that significantly discriminates in favor of highly compensated employees; the use of the substantiation guidelines contained in Rev. Proc. 93-42, 1993-31 I.R.B. 32; and certain qualified separate lines of business requirements of IRC section 414(r)).
•	The determination tetter applies only to the employer and its participants on whose behalf the determination letter was issued.
•	A determination letter does not express an opinion whether disability benefits or medical care benefits are acceptable as accident or health plan benefits deductible under IRC section 105 or 106.
•	A determination letter may not be relied on with respect to whether a plan’s exclusion classifications, if any, violate the minimum age or service requirements of IRC section 410 by indirectly imposing an impermissible age or service requirement.
You should become familiar with the terms of the determination letter. Please call the contact person listed on the determination letter if you do not understand any terms in your determination letter.
Retention of Information. Whether a plan meets the qualification requirements is determined from the information in the written plan document, the application form and the supporting information submitted by the employer. Therefore, you must retain copies of any demonstrations or other Information submitted with your application. Such demonstrations determine the extent of reliance provided by your determination letter. Failure to retain such information may limit the scope of reliance on issues for which demonstrations were provided.
Other Conditions for Reliance. We have not verified the information submitted with your application. The determination letter will not provide reliance if:
(1)	there has been a misstatement or omission of material facts, (for example, the application indicated that the plan was a governmental plan and it was not a governmental plan);
(2)	the facts subsequently developed are materially different than the facts on which the determination was made; or

(3)	there is a change in applicable law.
Law changes affecting the plan. In general, a determination letter is issued based on the law in effect at the time the application is received. For terminating plans, a determination letter is based on the law in effect at the time of the plan’s termination. However, your letter may include a statement indicating an exception to this rule.
Amendments to the plan. A favorable determination letter may no longer apply if there is a change in a statute, regulation, or revenue ruling applicable to the qualification of the plan. However, the determination letter will continue to apply for years before the effective date of the statute, regulation, or revenue

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ruling, if the letter no longer applies to the plan, the plan must be amended to comply with the new requirements to maintain its qualified status. Generally, if a regulation changes, the amendment must be adopted by the end of the first plan year beginning after the adoption date of the regulation. Generally, if a revenue ruling changes, the amendment must be adopted by the end of the first plan year beginning after the publication date of the revenue ruling. Generally, these amendments must be effective not later than the first day of such plan year.
Plan Must Qualify in Operation
Generally, a plan qualifies in operation if it continues to satisfy the coverage and non-discrimination requirements and is maintained according to the terms on which the favorable determination letter was issued. Changes in facts and other bases on which the determination letter was issued may mean that the determination letter may no longer be relied upon.
Some examples of the effect of a plan’s operation on a favorable determination are:
Not meeting nondiscrimination in amount requirement. If the determination letter application requested a determination that the plan satisfies the nondiscrimination in amount requirement of section 1.401(a)(4)-1(b)(2) of the regulations on the basis of a design-based safe harbor, the plan will generally continue to satisfy this requirement in operation if the plan is maintained according to its terms. If the determination letter application requested a determination that the plan satisfies the nondiscrimination in amount requirement on the basis of a nondesign-based safe harbor or a general test, and the plan subsequently fails to meet this requirement in operation, the favorable determination letter may no longer be relied upon with respect to this requirement.
Not meeting minimum coverage requirements. If the determination letter application includes a request for a determination regarding the ratio percentage test of IRC section 410(b) and the plan subsequently fails to satisfy the ratio-percentage test in operation, the letter may no longer be relied upon with respect to the coverage requirements. Likewise, if the determination letter application requests a determination regarding the average benefit test, the letter may no longer be relied on with respect to the coverage requirements once the plan fails to satisfy the average benefit test in operation.
Changes in testing methods. If the determination letter is based in part on a demonstration that a coverage or nondiscrimination requirement is satisfied, and, in the operation of the plan, the method used to test that this requirement continues to be satisfied is changed (or is required to be changed because the facts have changed) from the method employed in the demonstration, the letter may no longer be relied upon with respect to this requirement.
Contributions or benefits in excess of the limitations under IRC section 415. A retirement plan may not provide retirement benefits or, in the case of a defined contribution plan, contributions and other additions, that exceed the (limitations specified in IRC section 415. Your plan contains provisions designed to provide benefits within these limitations. Please become familiar with these limitations, for your plan will be disqualified if these limitations are exceeded.
Top heavy minimums. If this plan primarily benefits employees who are highly compensated, it may be a top heavy plan and must provide certain minimum benefits and vesting for lower compensated employees. If your plan provides the accelerated benefits and vesting only for years during which the plan is top heavy, failure to identify such years and to provide the accelerated vesting and benefits will disqualify the plan.
Actual deferral percentage or contribution percentage tests. If this plan provides for cash or deferred arrangements, employer matching contributions, or employee contributions, the determination letter does not consider whether special discrimination tests described in IRC section 401(k)(3) or 401(m)(2) have been satisfied in operation. However, the letter considers whether the terms of the plan satisfy the section 401(k)(3) or 401(m)(2) requirements specified in IRC section 401(k)(3) or 401(m)(2).
Reporting Requirements
Most plan administrators or employers who maintain an employee benefit plan must file an annual return/report. The following is a general discussion of the forms to be used for this purpose. See the instructions to each form for specific information:
Form 5500-EZ, Annual Return of One-Participant (Owners and their Spouses) Pension Benefit Plans - generally for a “One-participant Plan”, which is a plan that covers only:
(1) an individual, or an individual and his or her spouse who wholly own a business, whether incorporated or not; or
(2) partner(s) in a partnership or the partner(s) and the partner’s spouse.
If Form 5500-EZ cannot be used, the one-participant plan should use Form 5500, Annual Return/Report of Employee Benefit Plan.
Note. A “one-participant” plan that has no more than $100,000 in assets at the end of the plan year is not required to file a return. However, Form 5500-EZ must be filed for any subsequent year in which plan assets exceed $100,000. (This amount may have increased after publication of this document.) If two or more one-participant plans have more than $100,000 in assets, a separate Form 5500-EZ must be filed for each plan.
A “Final” Form 5500-EZ must be filed if the plan is terminated or if assets drop below $100,000 and you wish to stop filing Form 5500-EZ.
Form 5500, Annual Return/Report of Employee Benefit Plan - for a pension benefit plan that is not eligible to file Form 5500-EZ.

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Note. Keogh (H.R. 10) plans having over $100,000 in assets are required to file an annual return even if the only participants are owner-employees. The term “owner-employee” includes a partner who owns more than 10% interest in either the capital or profits of the partnership. This applies to both defined contribution and defined benefit plans.
Form 5330 for prohibited transactions Transactions between a plan and someone having a relationship to the plan (disqualified person) are prohibited, unless specifically exempted from this requirement. A few examples are loans, sales and exchanges of property, leasing of property, furnishing goods or services, and use of plan assets by the disqualified person. Disqualified persons who engage in a prohibited transaction for which there is no exception must file Form 5330 by the last day of the seventh month after the end of the tax year of the disqualified person.
Form 5330 for tax on nondeductible employer contributions to qualified plans - If contributions are made to this plan in excess of the amount deductible, a tax may be imposed upon the excess contribution. Form 5330 must be filed by the last day of the seventh month after the end of the employer’s tax year.
Form 5330 for tax on excess contributions to cash or deferred arrangements or excess employee contributions or employer matching contributions - If a plan includes a cash or deferred arrangement (IRC section 401 (k)) or provides for employee contributions or employer matching contributions (IRC section 401 (m)), then excess contributions that would cause the plan to fail the actual deferral percentage or the actual contribution percentage test are subject to a tax unless the excess is eliminated within 2 1/2 months after the end of the plan year. Form 5330 must be filed by the due date of the employer’s tax return for the plan year in which the tax was incurred.
Form 5330 for tax on reversions of plan assets - Under IRC section 4980, a tax is payable on the amount of almost any employer reversion of plan assets. Form 5330 must be filed by the last day of the month following the month in which the reversion occurred.
Form 5310-A for certain transactions - Under IRC section 6058(b), an actuarial statement is required at least 30 days before a merger, consolidation, or transfer (including spin-off) of assets to another plan. This statement is required for all plans. However, penalties for non- filing will not apply to defined contribution plans for which;
(1) The sum of the account balances in each plan equals the fair market value of all plan assets,
(2) The assets of each plan are combined to form the assets of the plan as merged,
(3) Immediately after a merger, the account balance of each participant is equal to the sum of the account balances of the participant immediately before the merger, and
(4) The plans must not have an unamortized waiver or unallocated suspense account.
Penalties will also not apply if the assets transferred are less than three percent of the assets of the plan involved in the transfer (spinoff), and the transaction is not one of a series of two or more transfers (spinoff transactions) that are, in substance, one transaction.
The purpose of the above discussions is to illustrate some of the principal filing requirements that apply to pension plans. This is not an exclusive listing of all returns and schedules that must be filed.

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